November 13, 2006

Mr. Michael Moran
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mailstop 3561
Washington, D.C.  20549

Re:                               Michaels Stores, Inc.
Form 10-K for Fiscal Year Ended January 28, 2006
Filed March 30, 2006
Form 10-Q for Fiscal Quarter Ended April 29, 2006
Filed June 13, 2006
File No. 1-9338

Dear Mr. Moran:

On behalf of Michaels Stores, Inc. (“Michaels” or the “Company”), we are writing to respond to your letter dated October 10, 2006 containing additional comments of the staff (the ”Staff”) of the Securities and Exchange Commission (the “Commission”) in regard to the above referenced filings.

We have included the text of the Staff’s comments preceding each of Michaels’ responses.  Set forth below are Michaels’ responses to the comments presented in your letter.

Form 10-K, for the Fiscal Year Ended January 28, 2006

Merchandise Inventories, page 30

1.                                      We have read your responses to prior comments 1 and 2 of our letter dated September 7, 2006.  We do not concur that your current disclosures facilitate analysis and understanding of the financial statements, as intended by paragraph 1 of APB 20.  Based on your explanations and disclosure, it is not evident that the “refinement” was a change in estimate in the ordinary course of business.  Your disclosure on page 33 of the Form 10-K for the year ended January 28, 2006 clearly states, “We implemented these refinements in the fourth quarter of fiscal 2005 and recorded a non-cash, cumulative adjustment of approximately $15.0 million (net of income taxes of $8.9 million), of which $8.0 million (net of income taxes of $4.7 million) related to prior years.”  In your current response you indicate your intent was to provide the financial statement user with information to understand that the use of the new estimates, if they were able to be applied in prior periods, would not have had a material impact on all prior periods.  You also state you had hypothetically estimated the effect on prior periods and you will remove references to prior periods to comply with APB 20, paragraph 31, in future filings.

•                                          We note you now do not believe a materiality assessment is necessary because you state that the “refinement” is a change of estimate in the ordinary course of business and APB 20, paragraph 33, recommends disclosure if the adjustment is material.  That is, the disclosure is not required but only recommended.  Notwithstanding our comments herein, given the significance of this adjustment to inventory of over 10% of net income and with a view towards transparency, we believe you should revise your disclosure to clearly describe and quantify the “refinement”.

Response:

In response to the Staff’s comment, the Company will expand its disclosure in future filings to provide additional information with regard to the refinements to its calculations for deferring vendor allowances and costs incurred in preparing inventory for sale as of the end of the accounting period.  As previously discussed, the Company had determined that the refinements constituted changes in estimate in the ordinary course.  The Company’s primary objective in effecting these changes was to enhance the precision and conservatism of its estimates by (a) simplifying its legacy model by disaggregating components that were previously combined and calculating each discrete item separately, and (b) maximizing the use of information available in the Company’s information systems, including newly available information from its recently implemented weighted average cost stock ledger.  The Company believes that the refinements resulted from new information and from better insight and improved judgment as discussed in paragraph 13 of APB 20.  Although the Company believes its prior methodologies and estimates were reasonable, appropriate, and consistently applied in accordance with GAAP, we believe that challenging our assumptions and seeking to improve the quality of our accounting practices is an appropriate part of the financial reporting process.  While we would ordinarily not expect the changes resulting from this process to be significant, we believed that making the change was appropriate in the circumstances, as it constituted an improvement in financial reporting.

In further consultation with our independent registered public accounting firm, we understand that the Staff has taken the position in the past that the implementation of new accounting systems and the receipt of better information from that new accounting system does not constitute a change in estimate because the amounts that could have been recorded at each balance sheet date did not change.  Rather, a change in estimate results from a change in circumstances that arose from new events or subsequent developments, as compared to factors that previously existed but could not be obtained from a prior accounting system.

In accordance with this interpretation, we believe a portion of our previously reported refinement may be considered a correction of an error.  The total amount is approximately $1.9 million (see Supplemental Schedule I).  We advise the Staff that Supplemental Schedule I is being provided under separate cover and that we have requested confidential treatment of Supplemental Schedule I pursuant to the provisions of 17 C.F.R. § 200.83.  This amount is considered immaterial and we believe separate disclosure is not necessary.

With respect to the remaining portion of the refinement, after further consideration and consultation, we believe the amounts may be most appropriately categorized as a change in the method of applying an accounting principle.  The total amount of these changes is approximately $22.0 million.  Of that, approximately $17.2 million relates to the change in the calculation method for deferring vendor allowances.  Previously, vendor allowances were deferred based on the turnover rate of DC sourced inventories in the stores.  Due to an assumption that these inventories turned at the same rate as overall store inventories, vendor allowances were effectively deferred based on the turnover rate of all store level inventories.  Under the new calculation methodology, we are deferring these allowances based on the turnover rate for all inventories.  The impetus for this change is the disaggregation of the portion of the legacy model which included the vendor allowance component, and the subsequent employment of a different methodology that most appropriately reflects our estimates of the individual component of the model.  While the prior method was considered appropriate and was consistently applied in all prior periods, we believe the new method is preferable. The other aspects of the refinements that may constitute changes in method are considered immaterial, individually and in the aggregate. See Supplemental Schedule I for detail. We advise the Staff that Supplemental Schedule I is being provided under separate cover and that we have requested confidential treatment of Supplemental Schedule I pursuant to the provisions of 17 C.F.R. § 200.83.

Additionally, in evaluating the magnitude of the change associated with vendor allowances, the Company noted that for several years prior to fiscal 2005, the general trend of change in the implied turnover rate for store level inventories and total inventories used in the Company’s calculation model was substantially similar.  In fiscal 2005 however, while the store level turnover rate continued to improve, the implied turnover rate of all inventories decreased from the prior year-end.  This is considered to be due primarily to a slower turnover rate in our distribution centers as a result of higher average inventory levels in fiscal 2005 as compared to fiscal 2004, which is considered to be attributable to fourth quarter 2005 softness in sales in certain non-seasonal merchandise categories.  Although the Company’s average inventories per store, including inventories at the Company’s distribution centers, decreased in fiscal 2005 as a result of overall improvements in inventory management facilitated by our new perpetual inventory and automated replenishment systems, the change from store level turnover to total inventory turnover had a greater impact in fiscal 2005 than it would have had in prior years because of the divergence in the change of the store and total inventory turnover rates used in the Company’s calculations.

Note that, with respect to the vendor allowances component of the Company’s calculation model, all information to enable a materiality assessment by year was available in the Company’s accounting systems prior to fiscal 2005.  Had we based our calculation on the turnover rate for all inventories in prior periods when deferring our vendor entitlements, our reported results would have been increased (decreased) as follows (amounts before tax):

•                  Fiscal 2005 — ($7.5 million), with $7.1 million of the $7.5 occurring in the fourth quarter of fiscal 2005 and all other quarters containing an immaterial amount;

•                  Fiscal 2004 — ($2.4 million);

•                  Fiscal 2003 — $2.3 million;

•                  Fiscal 2002 — ($4.6 million);

•                  Fiscal 2001 — ($2.2 million); and

•                  Fiscal 2000 and prior — ($3.2 million).

In accordance with SAB Topic 5:F, immaterial changes in accounting method should be recorded in the statement of net income in the period in which the change was made.  With respect to vendor allowances, we believe the $7.5 million for fiscal 2005 was appropriately recorded in that fiscal year, and further believe, given the de minimis effect of the fiscal 2005 amount on the first three quarters of fiscal 2005, that it was recorded in the proper quarter. Based on a materiality analysis of the remaining $10.1 million for vendor allowances for years prior to fiscal 2005, as well as the $6.3 million of other charges we recorded ($4.8 million of which we consider a change in method and $1.5 million a correction of an error), in accordance with SAB 99, we have concluded that these charges were not material to current operations or the trend of reported results of operations.  We believe that, in making an investment decision, users of our financial statements would focus on gross margin, operating margin, and income before cumulative effect of accounting change to understand and evaluate the underlying operating performance of the Company.  Given that our fiscal 2005 net income was materially affected by the cumulative effect of accounting change for the conversion to weighted average cost, it is not comparable to our prior fiscal years’ net income and is not representative of our underlying fiscal 2005 operating performance and related trends.  As such, we believe it is more appropriate to perform our materiality analysis using gross margin, operating margin, and income before cumulative effect of accounting change.

From a quantitative perspective, we noted that for fiscal 2005, the combined $16.4 million impact reduced operating income and income before cumulative effect of accounting change by approximately 4.5%, which we conclude is not material. For the $10.1 million for years prior to fiscal 2005, we determined that the impact on any prior fiscal year presented in our fiscal 2005 Form 10-K (fiscal 2001-2004) was less than 2% of operating income or income before cumulative effect of accounting change, which we believe is immaterial. Further, we noted that the fiscal 2004 impact of the vendor entitlements of $2.4 million, together with the $12.8 million of the fiscal 2004 lease accounting adjustment, reduced operating income and income before cumulative effect of accounting change by approximately 4.5%, which we believe is not material.

From a qualitative perspective, these impacts do not mask any trends, do not change the timing of our cash flows, and will not materially alter future earnings. The total amount recorded in fiscal 2005 did not change a profit into a loss and did not materially affect the general upward trend of our gross margin, operating margin, and income before cumulative effect of accounting change. For example, our gross margin increased 30 basis points from fiscal 2004 to fiscal 2005 as reported in our fiscal 2005 Form 10-K. By comparison, excluding the combined $16.4 million impact in fiscal 2005 and the $12.8 million lease accounting adjustment in fiscal 2004, our gross margin increased 30 basis points from fiscal 2004 to fiscal 2005. Additionally, our operating margin decreased by 10 basis points from fiscal 2004 to fiscal 2005 as reported in our fiscal 2005 Form 10-K. Excluding the fiscal 2005 and 2004 items previously mentioned, our fiscal 2004 operating margin was flat compared to our fiscal 2005 operating margin.  Finally, the amounts recorded were not an intentional act by management to conceal non-compliance with regulatory requirements, debt covenants, or to qualify for a bonus not otherwise earned. This impact on fiscal 2005 was the result of implementing what the Company believes to be a more precise, more conservative method of deferring vendor allowances and costs incurred in preparing inventory for sale.

We believe our assessments of these qualitative and quantitative characteristics support our conclusion that this impact was not material to fiscal 2005 and all prior periods. We further believe that the typical investor would also conclude this impact was not material, considering all relevant facts and circumstances.

Based on the above discussion and analysis, the Company proposes to expand its disclosure in future filings as follows:

In connection with our reviews and analyses related to our transition to cost accounting, we made certain changes to our calculation methods used in deferring costs related to preparing inventory for sale and recording vendor allowances as a reduction of the cost of the associated merchandise inventories.  These changes primarily related to the implementation of a more precise methodology for computing the amount of vendor allowances that are deferred as a component of inventory on hand as of the balance sheet date.  We believe this new method is preferable to our previous method because we believe it:

•                  results in greater precision in the valuation of inventory on hand as of the balance sheet date;

•                  reduces the number of management estimates and assumptions that were inherent in the previous method; and

•                  improves the matching of sales with related expenses, as cost of sales will more accurately reflect the cost of merchandise sold (including costs related to preparing inventory for sale and  vendor allowances).

We implemented these changes in method in the fourth quarter of fiscal 2005 and recorded a non-cash charge of $22.0 million ($13.8 million net of income tax), which is reflected as a component of cost of sales and occupancy expense.

•                  In your letter dated September 21, 2006 you refer to the materiality assessment of your changes in estimates provided to us in your response dated September 1, 2006.  Your response letter dated September 1, 2006 showed a materiality assessment based on $8 million affecting prior periods and $7 million affecting 2005.  Please explain why you advised us in your first response that the materiality assessment was performed relative to the prior period impact that was being reflected in the 2005 financial statements, if the prior period impact was, as you now tell us, hypothetical.

Response:

The materiality assessment was performed relative to the impact on all periods prior to fiscal 2005 using the total impact of the changes to the Company’s calculation model as of the end of fiscal 2005 and the total amount of that impact related to fiscal 2005 (assuming the new estimates were applied as of the beginning of the fiscal year).  While the difference between these two items can reasonably be determined and defined as the total impact on all periods prior to fiscal 2005, the attribution of that difference to any individual period prior to the first day of fiscal 2005 would be hypothetical, as such application would require the fiscal 2005 estimates of the percentage of store level inventory sourced from DCs to be applied retroactively to periods in which that information was not reported in the Company’s accounting systems

(information became available upon the implementation of our weighted average cost stock ledger).  As such, our prior disclosure was based on the combined evaluation of components for which prior year impacts may be reliably determined and components for which prior year impacts would be considered hypothetical.

As discussed above, for the vendor allowances component of the model, the previously unavailable information did not impact the computation.  Therefore, for that discrete item, a materiality assessment of the impact on prior periods may be performed.

•                                          Please provide us an analysis showing how you determined the refinement.  Based on your responses, it appears that the method has changed for determining the costs incurred in the preparation of inventory for sale and vendor allowances that should be reflected as a reduction of inventory as of the balance sheet date.  Illustrate how the amounts were previously determined, identify the variables that resulted in the change and show how the amounts are now determined.

Response:

The Company determined the refinement by computing each element of the amounts to be included as a component of its inventory balances at year-end and comparing the total to the balance sheet balance as determined based on the old calculation.

The Company has provided the following information in response to the staff’s comment:

•                  Supplemental Schedule I which shows the impact of all identified changes in method and error corrections on vendor allowances, and on all other components of the calculation, with a reconciliation to the total amount disclosed by the Company.  We advise the Staff that Supplemental Schedule I is being provided under separate cover and that we have requested confidential treatment of Supplemental Schedule I pursuant to the provisions of 17 C.F.R. § 200.83.

•                  Supplemental Schedule II which illustrates the Company’s previous method for deferring vendor allowances (the key driver of the overall change in method), the impact of each change to the calculation model, and the Company’s current method.  We advise the Staff that Supplemental Schedule II is being provided under separate cover and that we have requested confidential treatment of Supplemental Schedule II pursuant to the provisions of 17 C.F.R. § 200.83.

As a result of our analyses performed in connection with the year-end closing process, the Company highlighted the refinements to its calculations of deferred costs and vendor allowances in its disclosures as the principal drivers of the charge.  Certain of our refinements were driven by our simplification of the underlying calculations in the spreadsheet model used to compute the elements of cost deferral and vendor allowances to be included in ending inventory. This simplification primarily involved separately calculating each discrete element to be deferred.  The prior model consisted of two summary calculations, each of which was used to compute the deferral of more than one element.  As such, the methodology was based upon the aggregate objective of each of the calculations.

For example, DC and non-DC cost deferrals were combined in one calculation.  As DC costs represented, on average, approximately 60% of the total of DC and non-DC costs incurred for the last three years, the use of our DC-sourced inventory turnover rate was considered a reasonable estimate as it addressed the majority of the costs deferred through the mechanics of the calculation.  By breaking out the calculation into its discrete elements, in this case DC costs and non-DC costs, the Company determined the best methodology and related inputs to be used in computing the deferral of costs in relation to each element.  As such, for non-DC costs, because these costs are considered to be incurred in making all inventories available for sale — not just those sourced through the DCs — the Company believed the use of a method based on the turnover rate of all inventories would result in a more precise measurement of the deferred cost.

Additionally, certain components of the model were based on computations to derive data that is now reported in the Company’s information systems.  The Company’s model was updated to incorporate the reported information, which we believe resulted in greater precision in our calculation.  For example, as previously discussed, one calculation input is the amount of store-level inventory sourced from our distribution centers.  Prior to our implementation of the perpetual weighted average cost stock ledger, we estimated this amount of store-level inventory.  Using information from our newly implemented stock ledger resulted in a more precise measurement of store-level inventory sourced from our distribution centers.

•                  You state that part of the refinement related to the change for deferral and recognition of the non-DC costs from the DC-sourced inventory turnover rate to the turnover rate for all inventories.  Please tell us the amount of non-DC costs used in your calculations, the DC-sourced inventory turnover rate and the turnover rate for all inventories for each of the years presented.  Please provide us the amount of deferred costs, DC and non-DC, that were previously accumulated for each of the years presented.

Response:

Please see Supplemental Schedule III showing the total non-DC costs incurred, the turnover rate for DC sourced inventories and the turnover rate for all inventories for each of the last three years.  We advise the Staff that Supplemental Schedule III is being provided under separate cover and that we have requested confidential treatment of Supplemental Schedule III pursuant to the provisions of 17 C.F.R. § 200.83.

Please see Supplemental Schedule IV which includes, for the last three years, the amount of DC, non-DC and total costs previously deferred under the Company’s legacy calculation model.  We advise the Staff that Supplemental Schedule IV is being provided under separate cover and that we have requested confidential treatment of Supplemental Schedule IV pursuant to the provisions of 17 C.F.R. § 200.83.

•                                          Please explain your refinement to the classification of costs of preparing inventory for sale as either DC costs or non-DC costs referred to in your response dated September 1, 2006 to comment 1.

Response:

As discussed above, the Company’s previous calculation grouped all eligible deferred costs into one pool and deferred these costs based on the turnover rate of all DC sourced inventories.  However, because certain of these costs, such as purchasing costs, are incurred in bringing all goods to their saleable condition in the stores, we believed that classifying these costs in a separate pool and deferring them based on the turnover rate for all inventories would improve the accuracy of our model.

•                                          Please tell us the turnover rate of store level inventories used with respect to vendor allowances and the total inventory turnover rate for each of the years presented.  Include the old estimated period of benefit and the new estimated period of benefit.  You stated in your response to prior comment 1 that you did not have store-level perpetual inventory records prior to 2004.  Please tell us the basis used to determine store-level inventories for the turnover rate prior to 2004.

Response:

Supplemental Schedule V sets forth the total months of vendor allowances deferred  based on the turnover rate of store level inventories and all inventories for each of the last three years.  We advise the Staff that Supplemental Schedule V is being provided under separate cover and that we have requested confidential treatment of Supplemental Schedule V pursuant to the provisions of 17 C.F.R. § 200.83.  The implied turnover rate can be calculated as 12 months divided by the number of months of vendor allowances deferred as of the balance sheet date.  In this case, the Company’s previous model resulted in the deferral of fewer months of vendor allowances as of the balance sheet date and a faster implied turn for the related inventory.  The new calculation results in a more precise estimate of both the amount to be deferred and the related turnover rate.  Note, however, that the actual turnover rate for future recognition of the deferred balances is not known as of the balance sheet date.

The method used to determine store level inventories prior to 2004 was based on our retail inventory method.  Total store level inventories sourced from the DCs was determined by first computing the total months of store purchases required to accumulate total store level inventory.  Then, that same number of months of purchases was used to accumulate store purchases sourced from the DCs.  The assumption, in the absence of more detailed inventory information, was that the percentage of total purchases sourced through the distribution centers would be an adequate proxy for the amount of distribution center sourced inventory that remained on-hand at the stores at period end.  The resulting number of months of purchases was used to determine the deferral for vendor allowances associated with those purchases.

2.                                      Please tell us what consideration you gave to including the refinements as part of the cumulative effect of accounting change from the retail inventory method to the weighted average cost method.

Response:

The Company did previously consider whether the accounting change was more appropriately categorized as a change in the method of applying an accounting principle, and whether it would be appropriate to include such a change in the cumulative effect of accounting change from our retail inventory method (“RIM”) to the weighted average cost method (“WAC”).  To the extent the calculations to defer costs and vendor entitlements were impacted by the change in the balance of inventory resulting solely from the change in accounting principle from RIM to WAC, these amounts were included in the cumulative effect of accounting change.  However, as discussed above the Company previously concluded the refinements were most appropriately categorized as a change in estimate, and therefore, were not included in the cumulative effect of accounting change reported in the Company’s fiscal 2005 Form 10-K. The Company’s revised view is presented and evaluated in the response to item #1 above.

3.                                      We note that as of February 1, 2003, you had deferred only $12.4 million of cooperative advertising allowance to inventory. Your adjustment in 2005 exceeds this by a significant amount.  Provide us with a schedule that shows us how much you have received from cooperative advertising in each of the last three years.  Tell us how much of the gross amount received from vendors qualified as a reduction of advertising expenses and was applied as a direct reduction of advertising expenses.  If the amount of advertising expense reduced by payments from vendors is significant, please revise your disclosures to disclose the amount advertising expense was reduced.

Response:

The $12.4 million represents a deferral of approximately five months of co-operative advertising allowances, which had been recorded as a reduction of advertising expense prior to our adoption of EITF 02-16. The Company also receives many other types of allowances from its vendors, which have historically been deferred as a component of inventory and recognized as the related inventory is sold.  The percentage for fiscal 2002 of our total vendor allowances represented by co-operative vendor allowances is provided on Exhibit A.  We advise the Staff that Exhibit A is being provided under separate cover and that we have requested confidential treatment of Exhibit A pursuant to the provisions of 17 C.F.R. § 200.83.

See Supplemental Schedule VI for a summary of co-op advertising allowances received in each of the last three fiscal years.  We advise the Staff that Supplemental Schedule VI is being provided under separate cover and that we have requested confidential treatment of Supplemental Schedule VI pursuant to the provisions of 17 C.F.R. § 200.83.

The amount of vendor allowances received that qualified as a reduction of advertising expenses was $1.1 million in fiscal 2005, $1.0 million in fiscal 2004 and $1.1 million in fiscal 2003.   These amounts are not considered significant and no additional disclosure is considered necessary.

4.                                      We note the inventory balance as of the beginning of fiscal 2005 is approximately $794 million on the weighted average cost method and $937 million on the retail method.  Acknowledging that both methods are generally accepted in determining the carrying value of inventory at the lower of cost or market, please advise us why the value of the inventory differed by more than 15% not including the refinement made in the amount of $23.9 million.  It is our understanding that the retail inventory method should provide a reasonable estimate of inventory at cost.  In your response please highlight the significant assumptions you made and tell us why you believe that these assumptions were reasonable.  Please also provide us with a schedule that reconciles the year end inventory balance with the prior year.  Please provide this schedule for a period of five years.  At a minimum this schedule should summarize annual purchases, markups, markdowns and any other significant adjustments.

Response:

Following the completion of the Company’s  rollout of perpetual inventory systems to all stores, we began the implementation of a stock ledger module of our merchandising system which uses the perpetual inventory data to value our inventories at weighted average cost on a store/SKU basis for accounting purposes.

Because we could not use perpetual inventory records to value our inventory prior to the successful implementation of the stock ledger module, we performed complete physical inventories for a significant sample of stores at each quarter end to determine ending inventories valued at retail to be used in our retail inventory method model.  In determining cost of goods sold and ending inventory at cost, we used a single pool of inventory for all Michaels stores.

Since we do not have inventory data valued at weighted average cost for any year prior to fiscal 2005, we are unable to analyze the impact of the change in accounting principle on prior year periods.  We do note, however, that for fiscal 2005, the only year in which we have records under both methods, our store level cost of sales when computed under cost and retail differed by approximately $300,000.

The significant assumptions and assertions that were used in our retail inventory method are as follows:

1)                                      Beginning inventory at cost and retail is correct.

•                  The Company used a year to date retail inventory method.  Beginning inventory balances were rolled forward from the prior year-end’s audited balance.

2)                                      Purchases at cost are complete and accurate

•                  Purchase information was obtained from the Company’s accounts payable system

•                  Quarterly accrual procedures were applied on a consistent basis

•                  Extensive cutoff procedures were performed at each fiscal year end on a by store basis, which validated the quarterly accrual process.

3)                                      The physical inventory counts at retail are complete and accurate

•                  Total inventory at retail is determined from counts based on the stores counted at each quarter end.

•                  The significant sample of stores counted at each quarter end is representative of the size, age, and geographic location of the entire chain of stores.

4)                                      The markdown component of the retail inventory method calculation is complete and accurate.

•                  Sales volume and margin rate are analytically reviewed against operational reports and expectations based on historical margins.

See Supplemental Schedules VII - XI for the last 5 fiscal years’ RIM calculations for our Michaels U.S. stores.  We advise the Staff that Supplemental Schedules VII-XI are being provided under separate cover and that we have requested confidential treatment of Supplemental Schedules VII-XI pursuant to the provisions of 17 C.F.R. § 200.83.

5.                                      We note that in prior response you make references to the deferral of distribution costs.  For each of the past five years tell us the amount of distribution costs incurred in each period and how much you deferred at the end of each period.  Explain to us in detail how you determined the appropriate amount of costs to defer.  It appears that the new inventory system is indicating that you are handling your products available for sale in a manner different than previously assumed.  Please explain to us in more detail what specific assumptions have changed and how this has impacted your estimates.  Please be as quantitative as possible.

Response:

Supplemental Schedule XII shows, for the last 5 years, the total annual distribution costs incurred and the total amount deferred as of the end of each fiscal year.  We advise the Staff that Supplemental Schedule XII is being provided under separate cover and that we have requested confidential treatment of Supplemental Schedule XII pursuant to the provisions of 17 C.F.R. § 200.83.

As a result of implementing perpetual inventory and the related management reporting system, we can now more accurately quantify the ending store inventory sourced from the DCs, over which all DC expenses are recognized.  Note that while this new information improves the precision of our calculation, it does not indicate that we are handling our products in a manner different than previously assumed.  Additionally, the composition and definition of DC costs eligible for deferral did not change.  The principal assumption that was superseded with our better information is that all store level inventories turn at a similar rate, whether they were sourced from the DC or directly from the vendor.  As set forth on Supplemental Schedule I, the total impact of this change on the Company’s new model as compared with the previous model as of the end of fiscal 2005 was immaterial.  We advise the Staff that Supplemental Schedule I is being provided under separate cover and that we have requested confidential treatment of Supplemental Schedule I pursuant to the provisions of 17 C.F.R. § 200.83.

6.                                      Your disclosures indicate that you performed physical inventory counts under the retail inventory method.  Tell us when you performed these counts and any adjustments that resulted to your inventory as a result of these counts.

Response:

The Company performed complete physical inventories for a significant sample of stores at the end of each fiscal quarter to estimate ending inventories valued at retail for all Michaels stores to be used in our retail inventory model. Our sampling process was designed to count a selection of stores, which was representative of the size, age, and geographic location of the entire chain of stores. An actual physical count of merchandise was made by third party inventory counting service firms in substantially every store each fiscal year.  Based on the physical inventory results of the counted stores, the Company calculated chain-wide store inventory at retail and applied our retail inventory method to determine and record chain-wide store inventory at cost.

Notes to the Financial Statements, page F-8

Note 5 — Income Taxes, page F-20

7.                                      We note that you went from a net deferred tax liability as of January 29, 2005 to a net deferred tax asset as of January 28, 2006.  It also appears that much of your tax provision in the most recent fiscal year results in current tax liabilities.  Please explain to us the significant increase in deferred tax assets.  Specifically, tell us what was included in “other deferred tax liabilities” as of January 29, 2005 and why there was a significant reduction in the most recent fiscal period.

Response:

The significant increase in deferred tax assets of $40.0 million can be attributed to the sum of the following items (in millions):

Increases resulting from the adoption of SFAS No. 123(R) (a)	$10.4
Increases in inventory pool (b)	10.4
Increases in the depreciation pool (c)	9.1
Increases in state deferred tax assets, as a result of increases in overall federal deferred tax assets and increases in state net operating loss carryforwards	9.0
Increase in other	1.1
Total	$40.0

(a) We adopted the provisions of SFAS No. 123(R) as of the beginning of fiscal 2005.

(b) See response to comment #8 below.

(c) Results from reversal of previous year’s federal bonus depreciation.

See supplemental schedule XIII for detail of the items included in the footnote category of “other deferred tax liabilities” as of January 29, 2005.  We advise the Staff that Supplemental Schedule XIII is being provided under separate cover and that we have requested confidential treatment of Supplemental Schedule XIII pursuant to the provisions of 17 C.F.R. § 200.83.

8.                                      Tell us what temporary tax differences existed as of each balance sheet date related to inventory.  For example, we presume that there may have been timing differences as a result of vendor allowances and the differing treatment of such allowances under U.S. GAAP and IRS rules.

Response:

Supplemental Schedule XIV reflects the individual items in the consolidated inventory pools at the end of fiscal 2005 and fiscal 2004.  We advise the Staff that Supplemental Schedule XIV is being provided under separate cover and that we have requested confidential treatment of Supplemental Schedule XIV pursuant to the provisions of 17 C.F.R. § 200.83.

The following are explanations of the significant cumulative book/tax differences shown on Supplemental Schedule XIV:

•                  Inventory Reserve — A temporary adjustment is necessary because the Internal Revenue Service does not allow a tax deduction for estimated inventory obsolescence.

•                  Tax Unicap — A temporary adjustment is necessary because costs that can be capitalized for tax and GAAP differ. Pursuant to the Internal Revenue Service Regulations, we utilize the simplified resale method for tax uniform capitalization purposes for our retail operations. The differences in GAAP and tax treatment of vendor allowances are embedded in the GAAP/tax difference computation.

•                  Deferred Framing Revenue — A temporary adjustment is necessary because GAAP requires that we defer the recognition of our custom framing revenue until the customer takes delivery of the finished product, whereas, the revenue, and corresponding cost of goods sold, is recognized for tax purposes when the customer deposit is received.  The deferred tax liability above represents the tax cost of good sold for custom framing.

•                  Tax Retail Inventory Method — A temporary adjustment is necessary because Michaels began using the weighted average cost (“WAC”) methodology for valuing its inventory in fiscal 2005.  Prior to fiscal 2005, both GAAP and tax utilized the same retail inventory method valuation methodology.  WAC is not a permissible method for tax purposes.  On August 21, 2006, we received permission from the Internal Revenue Service to change certain assumptions in our retail inventory methodology for tax purposes.

*       *       *       *       *       *       *

Michaels hereby acknowledges that:

•                                          Michaels is responsible for the adequacy and accuracy of the disclosure in its filings;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings; and

•                                          Michaels may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities of the United States.

If you have any questions regarding the foregoing, please do not hesitate to contact me at (972) 409-1581.

Very truly yours,

Jeffrey N. Boyer
President and Chief Financial Officer